Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Kingsway reports net income of $123.3 million for the year

    TORONTO, Feb. 8 /CNW/ - Kingsway Financial Services Inc. (TSX:KFS,
NYSE:KFS) today announced financial results in U.S. dollars for the fourth quarter ended December 31, 2006.

    <<
    -------------------------------------------------------------------------
    Q4 2006 compared to Q4 2005
    ---------------------------

    -  Net income of $16.8 million compared to $35.9 million
    -  Operating earnings(1) of $4.9 million compared to $29.5 million
    -  Diluted earnings per share of $0.30 compared with $0.63
    -  Combined ratio was 104.1% compared to 97.7%
    -  Changes in estimated unpaid claims for prior years impacted 2006 combined ratio by 12.6%
    -  Underwriting loss of $17.5 million compared to a profit of
       $10.1 million last year
    -  Gross premiums written of $409.1 million compared to $439.3 million
    -  Investment income of $30.4 million compared to $24.9 million

    2006 compared to 2005
    ---------------------

    -  Diluted earnings per share of $2.17 compared to $2.37
    -  Operating earnings(1) of $99.9 million compared to $106.4 million last year
    -  Net income of $123.3 million compared to $135.0 million
    -  Combined ratio was 98.8% compared to 97.2%
    -  Changes in estimated unpaid claims for prior years impacted 2006 combined ratio by 3.6%
    -  Underwriting profit of $21.3 million compared to $49.8 million last year
    -  Return on equity of 14.5%
    -  Book value per share increased 13% to $16.12
    -  Fair value of investment portfolio increased 6% to $55.21 per share
    -------------------------------------------------------------------------
    >>

    Net income in the quarter was $16.8 million (C$19.2 million), compared to
$35.9 million (C$42.1 million) in the fourth quarter of last year. Net income for 2006 was $123.3 million (C$139.4 million) compared to $135.0 million
(C$163.1 million) reported last year.
    In the fourth quarter, operating earnings(1) amounted to $4.9 million
(C$5.4 million) compared to $29.5 million (C$34.6 million) in the same quarter last year. Operating earnings for the year were $99.9 million
(C$112.9 million) compared to $106.4 million (C$128.7 million) last year.
    Return on equity was 14.5% for the year compared to 18.4% last year.
Diluted earnings per share decreased 52% to $0.30 (C$0.34) for the quarter compared to $0.63 (C$0.74) for the fourth quarter of 2005. For the year diluted earnings per share decreased by 8% to $2.17 (C$2.45) compared to $2.37
(C$2.86) for the same period last year.
    "Competitive market conditions have impacted our growth, and consequently our results for the year were disappointing to us, however, we did produce a healthy return on equity of 14.5%," said Bill Star, President & Chief
Executive Officer. "The results from our Canadian operations were very strong and were much improved over last year; however, based on loss trends that emerged and the recommendations of our independent actuaries, we determined that it was appropriate to increase estimated unpaid claims reserves related to prior periods in our U.S. program business. These actions together with the recently announced acquisition of Mendota and the increasing yield on our growing investment portfolio put us in a position to achieve improved profitability for 2007."

    Premium Growth
    --------------

    During the fourth quarter, gross premiums written declined 7% to
$409.1 million (10% to C$466.0 million), compared with $439.3 million
(C$515.3 million) in the same quarter last year. Gross premiums written were
$1.93 billion (C$2.19 billion) for 2006, compared to $1.89 billion
(C$2.30 billion) for 2005. U.S. operations represented 69% of gross premiums written in 2006, compared with 68% last year. Trucking, non-standard automobile and commercial automobile premiums represented 33%, 26% and 14%, respectively, of gross premiums written for the year compared with 31%, 29%
and 12%, respectively, last year.
    For the quarter gross premiums written from U.S. operations decreased 5%
to $288.1 million (8% to C$328.2 million) compared with $304.8 million
(C$357.5 million) in the final quarter of 2005. For the year, gross premiums written by U.S. operations increased to $1.34 billion (C$1.52 billion)
compared to $1.28 billion (C$1.56 billion) last year. Gross premiums written from Canadian operations were $121.0 million (C$137.8 million) for the quarter compared to $134.5 million (C$157.8 million) Q4 2005 and for the year were
$590.8 million (C$668.8 million) compared to $609.9 million (C$740.1 million)
last year.
    Net premiums written decreased 6% to $380.4 million (C$433.3 million)
compared with $403.5 million (C$473.3 million) for the same quarter of last year, and were $1.80 billion (C$2.01 billion) for the year compared to
$1.82 billion (C$2.21 billion) for 2005.
    Net premiums earned declined 5% to $425.0 million (7% to C$484.1 million)
for the quarter compared with $445.4 million (C$522.4 million) for the same quarter last year. For 2006, net premiums earned were $1.77 billion
(C$2.00 billion) compared with $1.79 billion (C$2.17 billion) in the same period last year. For U.S. operations, net premiums earned in the fourth quarter decreased 2% to $297.6 million (C$338.9 million) compared with $304.1 million (C$356.7 million) in the same quarter of 2005. Net premiums earned from Canadian operations decreased by 10% to $127.4 million (C$145.2 million)
compared with $141.3 million (C$165.7 million) in the same quarter last year.
For the year, net premiums earned from U.S. operations were $1.20 billion
(C$1.37 billion) compared to $1.21 billion (C$1.47 billion) last year, and for the Canadian operations were $562.4 million (C$637.5 million) and
$582.5 million (C$705.5 million), respectively.

    Underwriting Profit & Combined Ratio
    ------------------------------------

    The combined ratio for the fourth quarter was 104.1% (98.8% for the year)
which produced an underwriting loss of $17.5 million for the fourth quarter
(C$20.0 million) and an underwriting profit of $21.3 million (C$24.0 million)
for the year. The Company increased its net estimates for unpaid claims occurring in prior periods by $53.6 million ($64.3 million for the year), which increased the combined ratio by 12.6% in the quarter (3.6% for the year). This includes increases in net estimates for unpaid claims occurring in prior periods on the program business at our Lincoln General subsidiary amounting to $55.3 million in the quarter, and $76.1 million for the year.
This increase was mitigated by a release of $25.0 million during the quarter from reserves carried for the current accident year. The Canadian operations reported favourable reserve development in the quarter of $4.7 million and
$11.1 million for the year. Increases in professional fees related to
Sarbanes-Oxley, audit and litigation costs account for a 1.0% (0.7% for the year) increase to the general expense ratio for the fourth quarter.
    For the quarter, the U.S. operations combined ratio was 107.3% (100.1% Q4 last year) which produced an underwriting loss of $21.8 million ($0.2 million
Q4 last year) and for the Canadian operations was 96.6% (92.7% Q4 last year)

which produced an underwriting profit of $4.3 million ($10.3 million Q4 last year). For the year, U.S. operations combined ratio was 100.8% (97.7% last year) which produced an underwriting loss of $9.7 million ($27.6 million profit last year). Changes in net estimates for unpaid claims occurring in prior periods increased the combined ratio for U.S. operations by 19.6% in the quarter (6.3% for the year). The Canadian operations reported a combined ratio of 94.5% (96.1% last year), with an improved underwriting profit of
$31.0 million ($22.5 million last year).

    Investment Income
    -----------------

    Investment income, excluding net realized gains and losses, increased 22%
to $30.4 million (C$34.6 million) compared with $24.9 million (C$29.2 million)
for the same quarter of 2005. For the year investment income, excluding net realized gains and losses, increased by 30% to $120.9 million
(C$137.0 million) compared to $93.0 million (C$112.6 million) last year. The yield before expenses on the fixed income portfolio increased to 4.5% for the fourth quarter (4.3% for the year) compared to 3.8% (3.7% for the year) for the same quarter of 2005.
    For the quarter, net realized gains amounted to $11.2 million
(C$12.9 million) compared with $8.2 million (C$9.6 million) in the fourth quarter of 2005. For the quarter net realized gains after tax were
$12.0 million (C$13.8 million) compared with $6.4 million (C$7.4 million) in the fourth quarter of 2005.
    For the year, net realized gains amounted to $29.0 million
(C$32.7 million) compared with $38.2 million (C$45.9 million) for the same period last year. For the year net realized gains after tax were $23.4 million
(C$26.5 million) compared with $28.7 million (C$34.4 million) for the same period last year.
    For the quarter, net realized gains include adjustments to the carrying value for declines in market value considered other than temporary of
$1.9 million ($4.6 million for the year) on investments still held compared to
$2.1 million in Q4 2005 ($4.8 million last year). Net realized gains for the quarter include realized losses of $7.9 million ($8.5 million Q4 2005). Net gains for the year include realized losses of $34.8 million ($22.3 million last year).
    Net unrealized gains on the total investment portfolio were $26.5 million
(C$30.8 million) or $0.47 (C$0.55) per share outstanding at December 31, 2006, as compared to net unrealized gains of $18.2 million (C$21.2 million) or $0.32
(C$0.37) per share outstanding at the end of 2005. Net unrealized gains on the common shares portfolio were $37.5 million (C$43.7 million) or $0.67 (C$0.78)
per share outstanding at December 31, 2006 compared to $40.1 million
(C$46.6 million) or $0.71 (C$0.83) per share outstanding at the end of 2005.
    Duration is a measure used to estimate the extent market values of fixed maturity investments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $76.0 million at December 31, 2006, representing
3.1% of the $2.48 billion fair value fixed maturity investment portfolio.

    Balance Sheet
    -------------

    Total assets as at December 31, 2006 were $4.05 billion (C$4.72 billion)
compared to $3.80 billion (C$4.44 billion) at the end of 2005. Book value per share increased by 13% to $16.12 (C$18.79) from $14.25 (C$16.57) as at
December 31, 2005.
    The carrying value of the investment portfolio including cash increased
5% to $3.06 billion (C$3.56 billion), compared to $2.91 billion (C$3.39 billion) as at December 31, 2005. At December 31, 2006, 24% of the fixed income portfolio matures in less than one year and 47% matures after one year and in less than five years. The fair value of the investment portfolio including cash was $55.21 (C$64.34) per common share at December 31, 2006 compared to $51.93 (C$60.39) last year.
    The provisions for unpaid claims increased by 5% to $1.94 billion
(C$2.26 billion) compared to $1.84 billion (C$2.14 billion) at the end of
2005. At December 31, 2006 the provision for unpaid claims comprised case reserves for individual claims which increased 2% to $1.17 billion ($1.15 billion last year) and a provision for Incurred But Not Reported claims which increased 11% to $770.2 million ($695.6 million last year). For each of our insurance subsidiaries the provision for unpaid claims was at or higher than the point estimate recommended by their independent appointed actuary as at
December 31, 2006.
    The Company has increased its investment in capital assets by
$36.5 million during the year, $25.8 million of which is the result of the construction of the new head office building in Mississauga which is scheduled for completion and occupancy in the first quarter of 2007. Intangible assets increased by $19.6 million during the year as a result of the acquisition of the renewal rights of assigned risk business in the United States.
    On January 24, 2007 the Company announced it had reached a definitive agreement to acquire Mendota Insurance Company ("Mendota"). Mendota is a wholly owned subsidiary of The St. Paul Travelers Companies, Inc. The transaction includes Mendota's wholly owned subsidiaries, Mendakota Insurance
Company and Mendota Insurance Agency, Inc. The transaction is scheduled to be completed following receipt of regulatory approvals. It is anticipated that the purchase price will be funded through internal sources, a portion of which may include Kingsway's existing undrawn credit facilities.

    Normal Course Issuer Bid
    ------------------------

    During the quarter, the Company repurchased and cancelled 242,200 common shares under the normal course issuer bid for a total purchase price of
$5.1 million (C$5.9 million). During 2006 the Company repurchased and cancelled 805,000 common shares or 1.4% of the shares outstanding at the beginning of the year for a total purchase price of $16.2 million
(C$18.4 million) at an average price of $20.11 (C$22.81).

    Quarterly Dividend
    ------------------

    The Board of Directors today approved the payment of the Company's quarterly dividend to shareholders of C$0.075 per common share. The dividend payment will be made on March 30, 2007 to shareholders of record as at
March 15, 2007.

    Further Information
    -------------------

    The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2005
Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings available on our website at www.kingsway-financial.com, on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov.

    Conference Call
    ---------------

    The Company will have its quarterly conference call today at 5:00pm
(EST). The call may be accessed by telephone at 1-800-733-7560. A live broadcast of the conference call can be accessed at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1690480 or through a link from our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

    Forward Looking Statements
    --------------------------

    This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2005 Annual Report under the heading Risks and Uncertainties in the
Management's Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

    About the Company
    -----------------

    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S.
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    Lincoln General Insurance Company, Universal Casualty Insurance Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and
Kingsway Reinsurance (Bermuda) Ltd. are all rated "A-" (Excellent) by
A.M. Best. Kingsway General and York Fire are rated "B++" (Very Good) and
American Country and U.S. Security are rated "B+" (Very Good) by A.M. Best.
The Company's senior debt is rated investment grade "BBB-"(stable) by Standard and Poor's and A.M. Best and "BBB" (stable) by Dominion Bond Rating Services.
The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    <<
    (1) Measures used in this news release that are not based on generally accepted accounting principles ("non-GAAP") are defined at the end of this release and reconciled to the most comparable GAAP measure.

                                   --------

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENTS OF OPERATIONS
    For the three months and year ended December 31, 2006 and 2005
    (In thousands of U.S. dollars, except for per share amounts)

                                 Quarter to Dec 31:      12 months to Dec 31:
                                 2006         2005         2006         2005
                                                (unaudited)
                           --------------------------------------------------

    Gross premiums
     written               $  409,115   $  439,267   $1,932,750   $1,894,660
                           ------------------------  ------------------------

                           ------------------------  ------------------------

    Net premiums written   $  380,421   $  403,465   $1,803,382   $1,824,393
                           ------------------------  ------------------------
                           ------------------------  ------------------------

    Revenue:
      Net premiums earned  $  424,977   $  445,373   $1,766,497   $1,791,943
      Investment income        30,401       24,933      120,871       93,035
      Net realized gains       11,210        8,197       28,987       38,239
                           ------------------------  ------------------------
                              466,588      478,503    1,916,355    1,923,217
    Expenses:
      Claims incurred         319,536      307,201    1,234,525    1,224,506
      Commissions and
       premium taxes           76,160       82,858      328,443      361,875
      General and
       administrative
       expenses                46,822       45,212      182,256      155,773
      Interest expense          7,830        7,066       30,247       25,921
      Amortization of
       intangibles              1,030          406        1,030          795
                           ------------------------  ------------------------
                              451,378      442,743    1,776,501    1,768,870
                           ------------------------  ------------------------

    Income before income
     taxes                     15,210       35,760      139,854      154,347
    Income taxes               (1,638)        (141)      16,545       19,339
                           ------------------------  ------------------------

    Net income             $   16,848   $   35,901   $  123,309   $  135,008
                           ------------------------  ------------------------
                           ------------------------  ------------------------

    Earnings per share:
               Basic:      $     0.30   $     0.64   $     2.19   $     2.39
               Diluted:    $     0.30   $     0.63   $     2.17   $     2.37

    Weighted average
     shares outstanding:
               Basic:          56,060       56,476       56,234       56,423
               Diluted:        56,715       57,057       56,869       56,963

    Claims ratio                75.2%        69.0%        69.9%        68.3%
    Expense ratio               28.9%        28.7%        28.9%        28.9%
    Combined ratio             104.1%        97.7%        98.8%        97.2%

    Underwriting profit    $  (17,541)  $   10,102   $   21,273   $   49,789
    Return on equity
     (annualized)                7.5%        18.2%        14.5%        18.4%
    Book value per share                             $    16.12   $    14.25

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED BALANCE SHEETS
    (In thousands of U.S. dollars)
                                                       Dec. 31       Dec. 31
                                                          2006          2005
                                                    (unaudited)
                                                   --------------------------

    ASSETS

      Cash and cash equivalents                    $   129,706   $   111,034
      Investments                                    2,929,090     2,803,790
      Accrued investment income                         28,365        25,126
      Accounts receivable and other assets             318,332       282,764
      Due from reinsurers and other insurers           208,090       222,974
      Deferred policy acquisition costs                158,527       148,829
      Income taxes recoverable                           2,017             -
      Future income taxes                               75,212        57,939
      Capital assets                                   108,149        71,608
      Goodwill and intangible assets                    90,850        71,130
                                                   ------------  ------------
                                                   $ 4,048,338   $ 3,795,194
                                                   ------------  ------------
                                                   ------------  ------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

    LIABILITIES

      Bank indebtedness                            $    52,149   $    11,767
      Loans payable                                     66,222        66,222
      Accounts payable and accrued liabilities         124,760       129,666
      Income taxes payable                                   -         6,817
      Unearned premiums                                682,452       649,228
      Unpaid claims                                  1,939,363     1,844,211
      Senior unsecured debentures                      191,930       192,068
      Subordinated indebtedness                         90,500        90,500
                                                   ------------  ------------
                                                     3,147,376     2,990,479
                                                   ------------  ------------

    SHAREHOLDERS' EQUITY

      Share capital                                    328,473       331,470
      Issued and outstanding number of
       common shares
        55,884,525 - December 31, 2006
        56,480,453 - December 31, 2005

      Contributed surplus                                5,352         3,237
      Currency translation adjustment                    7,011         9,958
      Retained earnings                                560,126       460,050
                                                   ------------  ------------
                                                       900,962       804,715
                                                   ------------  ------------

                                                   $ 4,048,338   $ 3,795,194
                                                   ------------  ------------

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    For the three months and year ended December 31, 2006 and 2005
    (In thousands of U.S. dollars)

                                 Quarter to Dec 31:      12 months to Dec 31:
                                 2006         2005         2006         2005
                                                (unaudited)
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period   $  550,280   $  426,582   $  460,050   $  334,468
    Net income for the
     period                    16,848       35,901      123,309      135,008
    Dividends                  (3,647)      (2,433)     (12,988)      (9,426)
    Repurchase of common
     shares for cancellation   (3,355)           -      (10,245)           -
    -------------------------------------------------------------------------
    Retained earnings,
     end of period         $  560,126   $  460,050   $  560,126   $  460,050
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    For the three months and year ended December 31, 2006 and 2005
    (In thousands of U.S. dollars)

                                 Quarter to Dec 31:      12 months to Dec 31:
                                 2006         2005         2006         2005
                                                (unaudited)
                           --------------------------------------------------

    Cash provided by
     (used in):

    Operating activities:
    Net income             $   16,848   $   35,901   $  123,309   $  135,008
    Items not affecting
     cash:
      Amortization                410        1,691        6,135        7,679
      Future income taxes      42,869       (2,359)      45,539       (6,924)
      Net realized gains      (11,210)      (8,197)     (28,987)     (38,239)
      Amortization of bond
       premiums & discounts      (466)       1,253       (2,667)      10,825
                           ------------------------  ------------------------
                               48,451       28,289      143,329      108,349

    Net change in other
     non-cash balances:       (28,560)      30,435       23,899      165,398
                           ------------------------  ------------------------
                               19,891       58,724      167,228      273,747

    Financing activities:
      Increase of share
       capital                    605          507        3,005        2,926
      Repurchase of common
       shares for
       cancellation            (5,137)           -      (16,246)           -
      Dividends                (3,647)      (2,433)     (12,988)      (9,426)
      Increase in bank
       indebtedness and
       loans payable           16,093        6,424       40,845       17,378
                           ------------------------  ------------------------
                                7,914        4,498       14,616       10,878
    Investing activities:
      Purchase of
       investments           (770,313)    (777,753)  (3,279,985)  (2,590,018)
      Proceeds from sale
       of investments         855,790      773,869    3,164,215    2,356,581

      Financed premiums
       receivable, net         10,879        5,514       18,369        3,973
      Acquisitions            (22,415)     (11,892)     (22,415)     (11,892)
      Net change to capital
       assets                  (9,695)     (11,259)     (43,356)     (19,338)
                           ------------------------  ------------------------
                               64,246      (21,521)    (163,172)    (260,694)

    Increase in cash
     during period             92,051       41,701       18,672       23,931

    Cash, beginning of
     period                    37,655       69,333      111,034       87,103

                           ------------------------  ------------------------
    Cash, end of period    $  129,706   $  111,034   $  129,706   $  111,034
                           ------------------------  ------------------------
                           ------------------------  ------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    SUPPLEMENTARY INFORMATION TO PRESS RELEASE
    As at December 31, 2006 and December 31, 2005
    (In thousands of U.S. dollars)
    (Unaudited)

    1.  Investments:

    -------------------------------------------------------------------------
                                                       December 31, 2006
    -------------------------------------------------------------------------
                                                      Carrying          Fair
                                                        Amount         value
    -------------------------------------------------------------------------

    Term deposits                                  $   379,574   $   379,128
    Bonds:
          Government                                   332,058       333,231
          Corporate                                  1,783,228     1,771,480
    Common shares                                      366,702       404,193
    Financed premiums                                   67,528        67,528

    -------------------------------------------------------------------------
                                                   $ 2,929,090   $ 2,955,560
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                       December 31, 2005
    -------------------------------------------------------------------------
                                                      Carrying          Fair
                                                        Amount         value
    -------------------------------------------------------------------------

    Term deposits                                  $   383,071   $   381,734
    Bonds:
          Government                                   428,316       427,801
          Corporate                                  1,581,579     1,561,443
    Preferred shares                                     1,290         1,352
    Common shares                                      323,830       363,955
    Financed premiums                                   85,704        85,704
    -------------------------------------------------------------------------
                                                   $ 2,803,790   $ 2,821,989

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    SUPPLEMENTARY INFORMATION TO PRESS RELEASE
    For the three months and year ended December 31, 2006 and 2005
    (In thousands of U.S. dollars)
    (Unaudited)

    2.  Underwriting Results:

        The underwriting results for the Company's operations were as follows:

                                   Quarter to Dec 31:    12 months to Dec 31:
                                    2006        2005        2006        2005
                              -----------------------------------------------
        Underwriting Profit
          Canada              $    4,323  $   10,327  $   31,037  $   22,452
          U.S.                   (21,864)       (225)     (9,764)     27,337
                              -----------------------------------------------
          Total               $  (17,541) $   10,102  $   21,273  $   49,789
                              -----------------------------------------------
                              -----------------------------------------------
        Combined Ratio
          Canada                   96.6%       92.7%       94.5%       96.1%
          U.S.                    107.3%      100.1%      100.8%       97.7%
                              -----------------------------------------------
          Total                   104.1%       97.7%       98.8%       97.2%
                              -----------------------------------------------
                              -----------------------------------------------
        Expense Ratio
          Canada                   31.5%       30.1%       30.6%       27.8%
          U.S.                     27.8%       28.2%       28.1%       29.4%
                              -----------------------------------------------
          Total                    28.9%       28.7%       28.9%       28.9%
                              -----------------------------------------------
                              -----------------------------------------------
        Loss Ratio
          Canada                   65.1%       62.6%       63.9%       68.3%
          U.S.                     79.5%       71.9%       72.7%       68.3%
                              -----------------------------------------------
          Total                    75.2%       69.0%       69.9%       68.3%
                              -----------------------------------------------
                              -----------------------------------------------
        Favourable
         (Unfavourable)
         change in estimated
         unpaid claims for
         prior accident years
         (note 1):
          Canada              $    4,748  $    2,518  $   11,113  $   (2,059)
          U.S.                   (58,375)    (21,802)    (75,442)    (22,174)
                              -----------------------------------------------
          Total               $  (53,627) $  (19,284) $  (64,329) $  (24,233)
                              -----------------------------------------------
                              -----------------------------------------------
        As a % of net premiums
         earned (note 2):
          Canada                   (3.7%)      (1.8%)      (2.0%)       0.4%
          U.S.                     19.6%        7.2%        6.3%        1.8%
                               -----------------------------------------------

          Total                    12.6%        4.3%        3.6%        1.4%
                              -----------------------------------------------
                              -----------------------------------------------
        As a % of unpaid
         claims (note 3):
          Canada                                           (1.5%)       0.3%
          U.S.                                              7.0%        2.1%
                                                      -----------------------
          Total                                             3.5%        1.4%
                                                      -----------------------
                                                      -----------------------

    Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.
    Note 2 - Increase (decrease) in current financial year reported combined ratio
    Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

    KINGSWAY FINANCIAL SERVICES INC.
    SUPPLEMENTARY INFORMATION TO PRESS RELEASE
    As at December 31, 2006 and December 31, 2005
    (In thousands of U.S. dollars, except for per share amount)
    (Unaudited)

    3.  Financial Strength:

        Some of the key indicators of the Company's financial strength are as follows:

                                                      December      December
                                                      31, 2006      31, 2005
                                                  ---------------------------
        Rolling four quarter calculations:

          Net Premiums Written to Estimated
           Statutory Surplus Ratio                        1.7x          1.9x

          Interest Coverage Ratio                         5.9x          7.2x

        Total Bank and Senior Debt to
         Capitalization Ratio                            24.2%         23.5%

    4.  Summary of Quarterly Results in Canadian dollars over the previous five quarters

                                2006                                    2005
    -------------------------------------------------------------------------
                                  Q4        Q3        Q2        Q1        Q4
                            -------------------------------------------------

    Gross premiums written  $465,958  $542,590  $597,352  $585,718  $515,304
    -------------------------------------------------------------------------

    Net premiums earned      484,104   513,926   511,797   493,047   522,439
    -------------------------------------------------------------------------

    Total revenue            531,659   558,573   560,309   521,963   561,261
    -------------------------------------------------------------------------

    Net realized gains

      (losses) after tax       13,811     6,100     7,782    (1,235)    7,436
    -------------------------------------------------------------------------

    Underwriting profit
     (loss)                  (19,978)   14,201    10,875    18,923    11,919
    -------------------------------------------------------------------------

    Net income                19,226    41,872    44,944    33,355    42,078
    -------------------------------------------------------------------------

    Book value per share      $18.79    $18.04    $17.35    $17.13    $16.57
    -------------------------------------------------------------------------
    Earnings per share
    Basic                      $0.34     $0.75     $0.80     $0.59     $0.75
    Diluted                     0.34      0.74      0.79      0.58      0.74

    The selected financial information disclosed above has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

    KINGSWAY FINANCIAL SERVICES INC.
    Non-GAAP Financial Measures
    For the three months and year ended December 31, 2006 and 2005
    (In thousands of U.S. dollars)
    (Unaudited)

    Operating Earnings Information:

        Operating earnings is a non-GAAP financial measure that the Company uses to assess the profitability of our operations. Operating earnings are calculated as net income excluding after-tax net realized gains and losses on investments. The following table reconciles net income, the most comparable GAAP measure, to operating earnings.

    -------------------------------------------------------------------------
                                 Quarter to Dec 31       12 months to Dec 31
                                 2006         2005         2006         2005
                                              (unaudited)
                          ---------------------------------------------------

    Net income, as
     reported              $   16,848   $   35,901   $  123,309   $  135,008

    Net realized gains
     before tax, as
     reported                  11,210        8,197       28,987       38,239
    Tax effect on net
     realized gains              (769)       1,839        5,614        9,589
    -------------------------------------------------------------------------
    Net realized gains
     after tax                 11,979        6,358       23,373       28,650
    -------------------------------------------------------------------------

    Operating earnings     $    4,869   $   29,543   $   99,936   $  106,358

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>
    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 629-7888, Fax: (905) 629-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:00e 08-FEB-07